UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 21, 2026

(Date of Report -Date of earliest event reported)

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Property Acquisitions

On October 15, 2026, Roots Real Estate Investment Community I, LLC (the “Company”) completed the acquisition of the following twenty-right (28) single family homes from Flipside 14, LLC, which is partially owned by the Company’s sponsor, Seed InvestCo, LLC (the “Sponsor”):

Property Address:

1207 Briarhill Road Unit B Mooresville NC 28115

1211 Briarhill Road Unit B Mooresville NC 28115

1215 Briarhill Road Unit B Mooresville NC 28115

1215 Briarhill Road Unit C Mooresville NC 28115

1215 Briarhill Road Unit D Mooresville NC 28115

Description:	Each single-family townhome is approximately 1,500-square-foot built in 2023 with 3 bedrooms and 3.5 bathrooms and sits on approximately 0.04 acres.
Purchase Price by Roots:	$1,289,443.80 allocated purchase price
Current Market Value:	$1,420,000.00

Property Address:

213 Kennerly Avenue Unit B Mooresville NC 28115

213 Kennerly Avenue Unit C Mooresville NC 28115

217 Kennerly Avenue Unit B Mooresville NC 28115

217 Kennerly Avenue Unit C Mooresville NC 28115

217 Kennerly Avenue Unit D Mooresville NC 28115

217 Kennerly Avenue Unit E Mooresville NC 28115

221 Kennerly Avenue Unit D Mooresville NC 28115

225 Kennerly Avenue Unit A Mooresville NC 28115

225 Kennerly Avenue Unit B Mooresville NC 28115

225 Kennerly Avenue Unit C Mooresville NC 28115

225 Kennerly Avenue Unit F Mooresville NC 28115

229 Kennerly Avenue Unit B Mooresville NC 28115

229 Kennerly Avenue Unit C Mooresville NC 28115

229 Kennerly Avenue Unit D Mooresville NC 28115

Description:	Each single-family townhome is approximately 1,509 square-foot built in 2023 with 3 bedrooms and 3.5 bathrooms and sits on approximately 0.05 acres.
Purchase Price by Roots:	$3,801,135.10 allocated purchase price
Current Market Value:	$4,186,000

Property Address:	114 Glencoe Lane Unit 105 Mooresville NC 28117 120 Glencoe Lane Unit 103 Mooresville NC 28117 120 Glencoe Lane Unit 104 Mooresville NC 28117
Description:	Each single-family townhome is approximately 2,321-square-foot built in 2022 with 3 bedrooms and 2.5 bathrooms and sits on approximately 0.05 acres.
Purchase Price by Roots:	$1,095,119.19 allocated purchase price
Current Market Value:	$1,206,000.00

Property Address:	137 Carriage Club Drive 102 Mooresville NC 28117 143 Carriage Club Drive 101 Mooresville NC 28117 143 Carriage Club Drive 102 Mooresville NC 28117 143 Carriage Club Drive 104 Mooresville NC 28117
Description:	Each single-family townhome is approximately 2,079-square-foot built in 2022 with 3 bedrooms and 2.5 bathrooms and sits on approximately 0.06 acres.
Purchase Price by Roots:	$1,383,881.96 allocated purchase price
Current Market Value:	$1,524,000.00

Property Address:	804 South Mechanic Street 2B (112) Pendleton SC 29670
Description:	This 1,414-square-foot single family townhome was built in 2024, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.02 acres.
Purchase Price by Roots:	$172,531.21 allocated purchase price
Current Market Value:	$190,000.00

Property Address:	4105 Snyder Drive Winston-Salem NC 27127
Description:	This 1,603-square-foot single family home was built in 2022, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.45 acres.
Purchase Price by Roots:	$257,888.76 allocated purchase price
Current Market Value:	$284,000.00

Item 1. Fundamental Changes

Property Acquisitions

On October 15, 2026, Roots Real Estate Investment Community I, LLC (the “Company”) completed the acquisition of the following two (2) single family homes from the Company’s sponsor, Seed InvestCo, LLC (the “Sponsor”):

Property Address:	237 Autumn Ridge Drive, Griffin, GA 30224
Description:	This 2,264-square-foot single family home was built in 2004, has 4 bedrooms and 3 bathrooms, and sits on approximately 0.59 acres.
Purchase Price by Roots:	$247,473.43 allocated purchase price
Current Market Value:	$278,000.00

Property Address:	600 Henni Circle, McDonough, GA 30253
Description:	This 1,472-square-foot single family home was built in 2006, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.11 acres.
Purchase Price by Roots:	$212,428.13 allocated purchase price
Current Market Value:	$255,000.00

Item 1. Fundamental Changes

Property Acquisitions

On October 15, 2026, Roots Real Estate Investment Community I, LLC (the “Company”) completed the acquisition of the following eleven (11) single family homes from Cultivate George Fund LLC, which is wholly owned by the Company’s sponsor, Seed InvestCo, LLC (the “Sponsor”):

Property Address:	4713 Shallow Ridge Road, Kennesaw, GA 30144
Description:	This 2,017-square-foot single family home was built in 1987, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.23 acres.
Purchase Price by Roots:	$376,590.70 allocated purchase price
Current Market Value:	$420,000.00

Property Address:	109 Hamilton Street, Bremen, GA 30110
Description:	This 1,114-square-foot single family home was built in 1993, has 3 bedrooms and 1 bathrooms, and sits on approximately 0.46 acres.
Purchase Price by Roots:	$220,410.32 allocated purchase price
Current Market Value:	$250,000.00

Property Address:	1104 Bonita Circle, Jonesboro, GA 30238
Description:	This 1,144-square-foot single family ranch style home was built in 1989, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.26 acres.
Purchase Price by Roots:	$204,455.81 allocated purchase price
Current Market Value:	$235,000.00

Property Address:	7335 Hunters Ridge Drive, Douglasville, GA 30134
Description:	This 1,320-square-foot single family home was built in 1991, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.21 acres.
Purchase Price by Roots:	$250,591.37 allocated purchase price
Current Market Value:	$295,000.00

Property Address:	3252 Greenhill Court, Villa Rica, GA 30180
Description:	This 1,895-square-foot single family home was built in 1992, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.29 acres.
Purchase Price by Roots:	$256,476.44 allocated purchase price
Current Market Value:	$285,000.00

Property Address:	1025 Walker Place, Douglasville, GA 30134
Description:	This 1,350-square-foot ranch style home was built in 1987, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.55 acres.
Purchase Price by Roots:	$249,522.63 allocated purchase price
Current Market Value:	$287,000.00

Property Address:	6016 S Gordon Road, Austell, GA 30168
Description:	This 1,302-square-foot single family home was built in 1989, has 3 bedrooms and 2 bathrooms, and sits on approximately 2.00 acres.
Purchase Price by Roots:	$305,053.98 allocated purchase price
Current Market Value:	$345,000.00

Property Address:	4425 Kim Street, Snellville, GA 30039
Description:	This 1,428-square-foot single family home was built in 1988, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.59 acres.
Purchase Price by Roots:	$274,556.00 allocated purchase price
Current Market Value:	$309,000.00

Property Address:	968 Cone Road, Forest Park, GA 30297
Description:	This 1,547-square-foot single family home was built in 1964, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.28 acres.
Purchase Price by Roots:	$242,443.16 allocated purchase price
Current Market Value:	$275,000.00

Property Address:	956 Windwood Court, Atlanta, GA 30349
Description:	This 1,232-square-foot single family home was built in 1987, has 2 bedrooms and 2.5 bathrooms, and sits on approximately 0.21 acres.
Purchase Price by Roots:	$188,365.53 allocated purchase price
Current Market Value:	$210,000.00

Property Address:	109 Hampton Drive, Dallas, GA 30132
Description:	This 1,104-square-foot single family home was built in 1993, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.28 acres.
Purchase Price by Roots:	$253,007.60 allocated purchase price
Current Market Value:	$283,000.00

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 10/21/2026

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated May 12, 2026 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2026, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.